

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 1, 2017

<u>Via E-mail</u>
Christopher T. Holmes
President and Chief Executive Officer
FB Financial Corporation
211 Commerce Street, Suite 300
Nashville, TN 39201

> **Re:** **FB Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed October 26, 2017**
> **File No. 333-221149**

Dear Mr. Holmes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall, Staff Attorney, at (202) 551-3234 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services